EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

The following is a listing of Subsidiaries of the Corporation, their jurisdictions of incorporation, and the name under which they do business. Each is wholly owned. Certain subsidiaries are not listed since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of December 31, 2002.

Name of Subsidiary	Jurisdiction of Incorporation
Hershey Chocolate & Confectionery Corporation	Delaware
Hershey Chocolate of Virginia, Inc.	Delaware
Hershey Canada, Inc.	Canada